5/17

07023631

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q Gold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2007
THOMSON FINANCIAL

FILE NO. 82- 04931

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/18/07

82-4931

Q-GOLD RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

AR/S
12-31-06

CONTENTS

April 19th, 2007

AUDITORS' REPORT

To the Shareholders of Q-Gold Resources Ltd.:

We have audited the consolidated balance sheets of **Q-GOLD RESOURCES LTD.** as at **DECEMBER 31, 2006** and **2005** and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and December 31, 2005, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed)
DNTW Chartered Accountants, LLP

Calgary, Alberta
April 29, 2007

Q-GOLD RESOURCES LTD.
CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT		
Cash	$ 1,806,627	$ 7,704
Current portion of due from related parties (note 3)	8,640	8,385
Accounts receivable	15,718	12,853
Prepaid expenses	1,990	4,415
	1,832,975	33,357
PROPERTY, PLANT AND EQUIPMENT (note 5)	13,663	16,171
DUE FROM RELATED PARTIES (note 3)	87,297	95,936
	$ 1,933,935	$ 145,464
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 27,698	$ 52,809
Interest payable on loan (Note 6)	-	340
Loans payable (Note 6)	-	16,339
	27,698	69,488
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 7)	9,514,129	6,276,997
CONTRIBUTED SURPLUS (note 7)	33,301	-
DEFICIT	(7,641,193)	(6,201,021)
	1,906,237	75,976
	$ 1,933,935	$ 145,464

APPROVED ON BEHALF OF THE BOARD:

"John A. Bolen" Director

"J. Bruce Carruthers II" Director

Q-GOLD RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE		
Interest	$ 15,707	$ 6,054
EXPENSES		
Accounting	29,438	39,420
Amortization	4,567	2,841
Compliance agency fees	39,605	40,389
Consulting Fee	64,500	20,000
Financing fees	8,845	34,753
Mine Centre, Ontario mineral exploration properties (note 4)	917,487	308,963
Insurance	2,871	2,256
Interest and bank charges	2,699	22,889
Legal Fees	40,077	6,000
Licenses	-	107
Management Fee (note 8)	129,730	60,160
Office	60,738	49,425
Professional/Geological services	25,264	24,268
Promotion and investor relations	60,013	4,166
Stock options	33,301	-
Taxes	1,225	9,880
Travel	16,169	18,511
	1,436,529	644,028
Loss before foreign exchange and extraordinary items	(1,420,822)	(637,974)
OTHER		
Foreign Exchange (Loss)	(19,350)	(44,313)
Gain on Debt Settlement (note 9)	-	378,926
NET LOSS FOR THE YEAR	(1,440,172)	(303,361)
Deficit, beginning of year	(6,201,021)	(5,897,660)
DEFICIT, END OF YEAR	$ (7,641,193)	$ (6,201,021)
Basic and diluted (loss) per share	$ (0.04)	$ (0.01)

Q-GOLD RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

CASH FUNDS PROVIDED BY (USED IN)	2006	2005
OPERATING ACTIVITIES		
Net income for the year	$ (1,440,172)	$ (303,361)
Adjustments for items not affecting cash		
Amortization of property, plant and equipment	4,567	2,841
Acquisition of Mineral Properties in a non-cash transaction (note 4)	100,000	-
Unrealized foreign exchange loss	40,340	35,927
Gain on debt settlement	-	(378,926)
Working capital used by operating activities	(1,295,265)	(643,519)
Change in non-cash operating working capital (note 11)	(25,891)	(89,779)
Cash used by operations	(1,321,156)	(733,298)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(2,059)	(18,089)
Amounts receivable from directors and officers	8,384	5,378
Increase in contributed surplus	33,301	-
	39,626	(12,711)
FINANCING ACTIVITIES		
(Repayment) of short term loans	(16,679)	(376,200)
Net proceeds from equity financing	3,097,132	1,095,446
	3,080,453	719,246
INCREASE (DECREASE) IN CASH FUNDS FOR THE YEAR	1,798,923	(26,763)
Cash funds, beginning of year	7,704	34,467
CASH FUNDS, END OF YEAR	$ 1,806,627	$ 7,704

SUPPLEMENTARY INFORMATION	2006	2005
Cash interest earned	$ 15,707	$ 6,054
Cash interest paid	$ (2,699)	$ (22,889)
Cash income taxes paid	$ -	$ -

1. GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At December 31, 2006 the Company had accumulated losses amounting to $7,641,193. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

a) Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to Q-Gold Resources Ltd.

b) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited. Q-Gold (Ontario) Ltd. was incorporated for the purpose of holding title to the Corporation's Mineral Properties in Ontario. Solana Petroleum Holdings Limited was originally incorporated to hold the Corporation's interest in international oil and gas projects, of which it does not have any.

c) Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

d) Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

e) Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2006 and 2005.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the twelve month period ended December 31, 2006 were 20,326,903 (2005 – 3,782,455). Diluted weighted average shares for the twelve month period ended December 31, 2006 were 35,064,321 (2005 – 7,452,335). On December 22, 2003, the Company's shareholders approved a share consolidation of one new share for nine old shares basis (17,225,900/9 = 1,913,989). On June 1, 2005, the TSX Venture Exchange (the "Exchange") issued a Bulletin confirming this share consolidation.

g) Stock options

The Company has adopted the recommendations of the CICA handbook section 3870 with respect to stock-based compensation and stock-based payments. The recommendation requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the income statement and the use of the fair value method for all other types of stock-based compensation plans.

h) Financial instruments

The Company's financial instruments at December 31, 2006 and December 31, 2005 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

i) Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

j) Revenue recognition

Interest income is recognized as it is earned.

3 DUE FROM RELATED PARTIES

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

4 MINERAL PROPERTIES AND COMMITMENT

On April 18, 2003, the Company executed an Option Agreement with Hexagon Gold (Ontario) Ltd., in a related party transaction, to acquire all of Hexagon Gold (Ontario) Ltd.'s mining interests in leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines, which combined produced over 16,000 ounces of gold in the 1890s and 1930s.

Under the terms of the Hexagon Gold (Ontario) Ltd. agreement, Q-Gold acquired the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold (Ontario) Ltd.. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. The acquisition was deemed a reverse take over transaction by the Exchange. Hexagon Gold (Ontario) Ltd. is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval was received from the Exchange for the reverse take over transaction, the acquisition of the Mining Properties and the issuance of shares to Hexagon Gold (Ontario) Ltd. in September of 2005. The option was formally exercised on October 4, 2005.

Pursuant to the terms of the Hexagon Gold (Ontario) Ltd. agreement, Q-Gold completed the purchase of 640 acres of Crown Mining Leases near Mine Centre, Ontario, including the historic Foley Gold Mine by making a $2,500 cash payment, issuing 250,000 common shares and granting a Net Smelter Return ("NSR") of two percent (2.0%) on all metals production form the property to the owners. In February of 2006, the Company finalized the purchase and sale agreement completing the acquisition

Also, pursuant to the terms of the Hexagon Gold (Ontario) Ltd. agreement, the Company reached an agreement with the owners of the "Cousineau Tract" in March of 2006, whereby the Company issued 375,000 common shares valued at $75,000 ($0.20/share) and granted a 2.5% NSR to the owners in return for a 100% interest in the Tract. This tract consists of 5,840 contiguous acres of prospective gold and base metals mining claims and is located near Mine Centre, Ontario.

4 MINERAL PROPERTIES AND COMMITMENT (continued)

On June 5, 2006, the Exchange accepted for filing a purchase and sale agreement whereby the Company purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction was a non-arm's length transaction as these claims were owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement the Company issued 100,000 common shares valued at $25,000 ($0.25/share) and granted a 2.5% NSR to the property owners in return for a 100% interest in the claims.

On December 6, 2006, the Company announced that in a cash transaction, it acquired three additional Mine Centre Leasehold Patents containing high-priority exploration targets on lands adjacent to its holdings.

The Corporation is required to spend a total of $266,753 on an annual basis for exploration on its 115 mining claims in Ontario.

5 PROPERTY, PLANT AND EQUIPMENT

			Dec. 31, 2006	Dec. 31, 2005
	Cost	Accumulated amortization	Net	Net
	$	$	$	$
Office equipment	1,916	882	1034	315
Computer equipment	7,366	5,903	1,463	604
Automobile (Field Truck)	17,825	6,659	11,166	15,252
	27,107	**13,444**	**13,663**	**16,171**

6 LOANS PAYABLE

During 2005, the Company issued promissory notes totaling US$ 14,014 to various lenders at a rate of 7.5% per annum. These notes were retired by the Company on May 1, 2006.

In the first three months of 2006, the Company issued promissory notes totaling $100,137 to various lenders at a rate of 10% per annum to fund its working capital obligations. These notes were retired by the Company on May 1, 2006.

7 SHARE CAPITAL

a) Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

b) Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2004	17,225,900	5,051,051
After Share Consolidation at 1:9	1,913,989	5,051,051
Shares Issued during the Period	11,992,500	1,398,500
Share issue costs	-	(172,554)
Balance as at December 31, 2005	13,906,489	6,276,997
Shares Issued during the Period	18,037,800	3,603,604
Less Share issue costs	0	(366,472)
Balance as at December 31, 2006	**31,944,289**	**9,514,129**

On April 25, 2006, the Company issued 375,000 common shares in connection with the acquisition of the "Cousineau Tract", as described in Note 4 above.

On June 5, 2006, the Company issued 100,000 common shares in connection with the acquisition of 320 acres of mining claims near Mine Centre, Ontario, as described in Note 4 above.

In April of 2006, the Company received gross proceeds of $881,000 from a private placement financing ("PP Financing") completed by Canaccord Capital Corporation (the "Agent"). The PP Financing consisted of the issuance of 4,405,000 common shares of the Company at a price of $0.20 each and 4,405,000 share purchase warrants exercisable at $0.26 each, expiring on April 27, 2008. The Agent also received warrants to purchase 440,500 Units ("PP Units") of the Company at a price of $0.20 each. Each PP Unit expires on April 27, 2008 and consists of one common share and one common share purchase warrant at $0.26. The Company also issued a Corporate Finance Fee to the Agent consisting of 200,000 common shares and 200,000 common share purchase warrants exercisable at $0.26, expiring on April 27, 2008.

7 SHARE CAPITAL (continued)

Also, in April of 2006, the Agent completed a Short Form Offering Document financing ("SFOD Financing") for the Company resulting in gross proceeds of $1,000,800. In connection with the SFOD Financing, the Company issued 4,170,000 flow-through shares at a price of $0.24 each and 2,085,000 share purchase warrants exercisable at $0.30, expiring on April 27, 2008. The Agent also received warrants to purchase 417,000 Units ("SFOD Units") of the Company at a price of $0.20 each. Each SFOD Unit consists of one common share and one common share purchase warrant exercisable at $0.30, expiring on April 27, 2008.

In December of 2006, the Company received gross proceeds of $1,581,804 from a non-brokered flow-through private placement financing ("Flow-through PP"). The Flow-through PP consisted of the issuance of 8,787,800 units ("Units") at a price of $0.18 each. Each Unit consisted of one "flow-through" common share of the Company and one common share purchase warrant exercisable at $0.27 each ("Warrant"), expiring on December 29, 2008. The Company paid cash finder's fees totaling $79,090, equal to 5% of the gross proceeds of the Flow-through PP, and a cash due diligence fee of $27,000. The Company also granted 500,000 Finder's Fee Warrants, each entitling the holder to acquire one Unit at an exercise price of $0.18 on or before December 29, 2008. Also, the Company granted 378,780 Warrants to other finders.

c) Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At December 31, 2006, 1,920,000 (2005 – 1,350,000) options had been granted under the following terms:

Number of Shares	Option price $	Issue date	Expiry date
1,300,000	0.20	September 16, 2005	September 16, 2010
520,000	0.26	April 27, 2006	April 27, 2011
100,000	0.25	June 13, 2006	June 13, 2011

During the years ended December 31, 2005 and 2006, stock options with a Black Scholes fair value of $568,714 were granted to directors, officers, employees and consultants. Fair value was determined using assumptions of expected life of 3.7 to 4.5 years, expected dividend yield of nil, expected volatility of 30% and a risk free interest rate of 3%.

7 SHARE CAPITAL (continued)

d) Warrants

As a result of financings completed in 2005 and 2006, there are warrants outstanding allowing the purchase of an additional 25,784,580 common shares of the Corporation under the following terms:

Number of Warrants	Exercise price $	Issue date	Expiry date
5,450,000	0.25	August 18, 2005	August 18, 2007
938,000	0.20	August 18, 2005	August 18, 2007
825,000	0.30	September 16, 2005	September 16, 2007
5,045,500	0.26	April 27, 2006	April 27 2008
2,502,000	0.30	April 27, 2006	April 27, 2008
857,500	0.20	April 27, 2006	April 27, 2008
9,666,580	0.27	December 29, 2006	December 29, 2008
500,000	0.18	December 29, 2006	December 29, 2008

8 RELATED PARTY TRANSACTIONS

The following disclosure lists transactions that have occurred with parties related to the Corporation.

a) Related Parties

J. Bruce Carruthers II - Chief Executive Officer
Eric A. Gavin - Chief Financial Officer
Board of Directors
Hexagon Gold (Ontario) Ltd. - owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold.

b) Related Party Transactions

In 2006, the Corporation paid management fees to Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer, J. Bruce Carruthers II is a director, officer and shareholder, totalling $74,844 (2005 - $24,232) and to Eric A. Gavin totalling $54,885 (2005 - $35,928)

In 2006, the Corporation paid consulting fees to John A. Bolen, a director of the Company, totalling $64,500 (2005 - nil). In May of 2006, the Company entered into a non-arm's length transaction to acquire certain mineral claims from John A. Bolen as described in Note 4.

In October of 2005, the Company exercised an Option Agreement with Hexagon Gold (Ontario) Ltd., in a related party transaction, to acquire all of Hexagon Gold's interests in the Mining Properties as described in Note 4.

9. SUBSEQUENT EVENTS

a) Option agreement to purchase mining and surface rights

On January 25, 2007, the Exchange approved the Company's Option Agreement to purchase both mining and surface rights on two Freehold Mining Patents in the Kenora Mining Division of Ontario. The Patents contain the historic Manhattan Mine and are adjacent to the Company's holdings at Mine Centre. The Company paid $7,500 in cash and issued 150,000 common shares, at a deemed price of $0.20 per share, to the Optionors. The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Company if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3. The Company is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

b) Non-brokered private placement

Also on January 25, 2007, the Company announced it had completed a non-brokered private placement of 1,250,000 Units at $0.20 each for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 during the ensuing twelve months.

c) Stock options granted

On February 8, 2007, the Company announced that it had granted 525,000 incentive stock options to officers and directors. The incentive stock options have an exercise price of $0.27 and will expire in February 2012.

d) Asset acquisition

On February 16, 2007, the Exchange approved the Company's acquisition of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). The principal assets acquired were six Crown Leases totaling 240 acres surrounded by the Company's Mine Centre holdings. Pursuant to the acquisition, the Company paid Nipigon $25,000 in cash and issued 1,000,000 common shares at $0.25 per share to Nipigon shareholders and will also pay Nipigon a series of cash production payments totaling $500,000 when gold production from the six Crown Leases reaches 50,000 ounces, in 10,000 ounce increments. The six Crown Leases are subject to an existing Net Smelter Return Royalty of 3%.

9.SUBSEQUENT EVENTS (continued)

e) Non-brokered private placement

On March 14, 2007, the Company announced it had completed a non-brokered private placement of 227,004 Units at $0.25 each for gross proceeds of $56,751. Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant expires 24 months from issuance and entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 thereafter.

All securities issued pursuant to this financing are subject to a four month hold period expiring on July 14, 2007. No fees or commissions in either cash or securities were paid in connection with this private placement.

f) Option agreement approval

On March 21, 2007, the Exchange approved the Company's Option Agreement to purchase five mining claims adjacent to its Mine Centre holdings. The claims were optioned from a private party for $5,000 in cash and 100,000 shares at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Company stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the claims.

g) Flow-through private placement agreement

On April 19, 2007, the Company announced it had completed a non-brokered flow-through private placement of 4,810,000 units ("Units") at a price of $0.25 per Unit for gross proceeds of $1,202,500. Each Unit consists of one common share, issued on a "flow-through" basis, and one-half of a common share purchase warrant. Each whole Warrant entitles the holder to acquire one additional common share at an exercise price of $0.35 for a period of 24 months from issuance. The Company paid cash finder's fees of $65,375 and due diligence fees of $27,075, and granted 331,000 finder's fee warrants (the "Finder's Warrant"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units described above, except that they consist of Common Shares rather than flow-through shares. Also, the Company granted 120,000 warrants to acquire Common Shares at an exercise price of $0.35 per share to other finders participating in the financing.

10. INCOME TAXES

Canadian non capital losses and capital losses cannot be utilized or carried forward under change of control income tax rules such as when a reverse take over transaction occurs.

For income tax purposes, the company has Canadian non capital tax losses carried forward of approximately $ 1,200,000 which can be used to reduce future years' taxable incomes. The losses expire as follows:

2007	245,000
2008	188,000
2009	256,000
2010 and thereafter	511,000

In addition, the company will be able to claim share issue costs of $506,000 against future years' Canadian taxable incomes.

In addition the company has Canadian capital losses of $4,653,692 incurred from loan losses which will be able to be claimed against future years' capital gains.

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to income for the year. The expected tax rate used was 33.6% (2005 – 33.6%). The principal reasons for the differences are as follows:

	2006	2005
	$	$
Statutory Income tax rate	33.6%	33.6%
Expected tax recovery	76,860	(34,905)
Tax benefit of losses not recognized	(76,860)	34,905
	-	-

Future income tax asset components consist of the following:

	2006	2005
Benefit of share issue costs not recognized	170,016	170,016
Benefit of non capital loss carry forwards	403,200	326,592
Benefit of capital losses not recognized	781,820	781,820
Valuation allowance	(1,355,036)	(1,278,428)
	-	-

There is no income tax effect to be recognized for the years ending December 31, 2006 and 2005.

The Corporation issued flow-through shares in 2006 amounting to $2,582,604 and renounced Canadian exploration expenses which are included in 2006 expenses pursuant to a flow-through share agreement amounting to $917,487, leaving a balance of $1,665,117.

11. CHANGE IN NON OPERATING WORKING CAPITAL

	2006	2005
Decrease (Increase) in current assets		
Prepaid expenses	$ 2,425	$ (4,415)
Goods and services tax receivable	(2,865)	(10,993)
Increase (decrease) in current liabilities		
Accounts payable	(25,111)	(44,124)
Interest payable on loans	(340)	(30,247)
	$ (25,891)	$ 89,779

82-4931

Q-GOLD RESOURCES LTD.

RECEIVED

MANAGEMENT'S DISCUSSION AND ANALYSIS

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2006
DATED APRIL 30, 2007

GENERAL

The following Annual Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Corporation's Board of Directors prior to release. Under this Instrument, the Corporation is defined as a "Venture Issuer".

The financial statements have been audited by DNTW, LLP, Chartered Accountants of Calgary, Alberta in accordance with Canadian generally accepted auditing standards (see Note 1 to the Financial Statements). The independent auditors of the Corporation have been appointed by the shareholders of the Corporation.

The Corporation is involved in mineral exploration on its 34,040 acres (as of the date of this report) of prospective gold claims, leases and patents within the Archean Greenstone Belt of Northwestern Ontario (the "Mineral Properties"). The Mineral Properties include the Foley and Golden Star gold mines, both located in the historic gold mining camp at Mine Centre. These two mines combined, produced over 16,000 ounces of gold in the late 1890's and 1930's and have remained undeveloped ever since. Currently the Mineral Properties are only in the exploration stage and the Corporation has not conducted any development or mining operations on them.

OVERALL PERFORMANCE

The Corporation's principal activities during 2006 focused on exploring the Mineral Properties. In May, a 1,510 kilometre airborne EM/MAG survey was completed on the Mineral Properties and was subsequently interpreted by an independent geophysical contract on behalf of the Corporation. Based on this interpretation, the Corporation acquired four properties that contained EM/MAG anomalies indicated by airborne geophysics. Anomalies identified by the airborne survey were further investigated through ground geophysical surveys and are the focus of the Corporation's current (2007) drilling program.

At the Foley Gold Mine Complex, the Corporation continued its extensive trenching and sampling program of gold/ quartz veins, which was suspended in December 2006 due to frozen ground, and is scheduled to resume this summer. Also, the Corporation commissioned a study by Northwest Mineral Development Services (Kenora) to re-open the Foley Gold Mine for underground exploration. De-watering of the Foley is expected to commence this summer. Once the mine has been de-watered to a suitable level and safe entry declared by mining engineers, the Corporation plans to begin inspection and exploration activities on the over 2.5 kilometres of existing underground drifting in the mine. Production from the mine is not anticipated during 2007.

The Corporation completed two equity financings during 2006 totaling $3,463,604 (gross) to fund its exploration activities and for general and administrative purposes.

RESULTS OF OPERATIONS

As the Corporation is currently a mineral exploration company, it did not have any revenues or profits from operations and does not expect to receive any income from the Mineral Properties in the near future. Results from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Mineral Properties.

The Corporation remains optimistic about the outlook for gold prices through 2007-2008 and looks forward to continuing an active exploration program on the Mineral Properties through that period.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Total Revenues	$ 15,707	$ 6,054	$ 3,513
Income (Loss) before discontinued operations & extraordinary items	(1,420,822)	(637,974)	(340,935)
Income (Loss) per Share	(0.07)	(0.13)	(0.02)
Income (Loss) per diluted share	(0.04)	(0.09)	(0.02)
Total Assets	1,933,935	145,464	146,949
Total long-term liabilities	Nil	Nil	443,849
Cash dividends	Nil	Nil	Nil

The increased losses reported in 2006 over previous years can be directly attributed to the Company's exploratory work, the costs of which are expensed and charged against earnings until economically recoverable reserves are established, on the Mineral Properties. Total assets figure in 2006 shown above includes a cash balance at year-end of $1,806,627.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2006				2005			
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Total Revenues	$ 9,116	$ 3,705	$2,114	$ 772	$ 1,772	$ 875	$ 892	$ 3,655
Income (Loss) before discontinued operations & extraordinary items	(335,449)	(371,419)	(620,783)	(93,171)	(166,539)	(58,973)	(52,552)	(53,843)
Income (Loss) per Share	(0.01)	(0.02)	(0.03)	(0.01)	(0.04)	(0.00)	(0.00)	(0.00)
Income (Loss) per diluted share	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)
Net Income (Loss)	(357,122)	(348,832)	(644,756)	(89,462)	(119,598)	(34,465)	(76,228)	(40,910)
Net Income (Loss) per Share	(0.02)	(0.02)	(0.03)	(0.01)	(0.03)	(0.00)	(0.00)	(0.00)
Net Income (Loss) per diluted share	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)

FINANCIAL CONDITION

For the twelve months ending December 31, 2006, Q-Gold reported (prior to extraordinary items) a loss of $1,420,822 ($0.07 per share) versus a loss of $637,974 ($0.13) in the same period of 2005. The increased losses reported by the Corporation in 2006 over previous years is the result of the expansion of the Exploration Work Program on the Mineral Claims, the costs of which are expensed and charged against earnings until economically recoverable reserves are established. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Mineral Claims, the outlook for both cash flow and profit will be negative. In the near-term, the Corporation anticipates being able to fund its 2007 exploration activities from cash on hand and, as required, will obtain additional funds via equity financings to continue exploration activities on the Mineral Claims, as well as general corporate activities (see "Liquidity and Capital Resources", below).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Corporation had a working capital surplus of $1,805,277. In the first four months of 2007, the Corporation completed three equity financings for aggregate gross proceeds of $1,509,251.

ADDITIONAL DISCLOSURES

For the year ending December 31, 2006, the Corporation incurred exploration expenses totaling $917,487 (2005 - $308,963) on the Mineral Properties. General and Administrative Expenditures for the year totaled $519,042 (2005 - $335,065). The increase in expenditures over these compared periods is discussed in the "Financial Condition" section above.

OUTSTANDING SHARE DATA

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 39,589,293 Common Shares were issued and outstanding and 72,220,875 Common Shares on a fully-diluted basis as of the date of this MD&A. No Preferred Shares were issued as of the date of this MD&A, Of the Corporation's common shares included in the issued and outstanding total above, 2,299,576 are in escrow with Computershare Trust Company of Canada and will be released incrementally every six months, with the final release scheduled on September 27, 2008.

As of the date of this MD&A, the Corporation has 2,570,000 stock options outstanding to Directors, Officers and Consultants of the Corporation at an option prices ranging from $0.20 to $0.27 per share, with expiry ranging from September 16, 2010 to February 6, 2012. As a result of completed financings, there are purchase warrants and Agent's Options outstanding, allowing for the purchase of an additional 30,061,582 common shares of the Corporation, with exercise prices ranging from $0.18 to $0.35 and expiration dates from August 18, 2007 to April 19, 2009.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information in this MD&A. The Audited financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors, two of which are independent from the Corporation's Management. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and NI 43-101 Qualifying Reports on the Corporation's Mineral Properties are all available on SEDAR at www.sedar.com.

82-4931

Form 52-109F1
Certification of Annual Filings

I, **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **April 30, 2007**

J. Bruce Carruthers II
Chief Executive Officer
Q-Gold Resources Ltd.

82-4931

Form 52-109F1
Certification of Annual Filings

I, **Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **April 30, 2007**

Eric A. Gavin
Chief Financial Officer
Q-Gold Resources Ltd.

82-4931

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. **Date of Material Change**

March 13, 2007

3. **News Release**

March 14, 2007
Disseminated via CCN Matthews Canadian Mining Select Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. **Summary of Material Change**

The Corporation completed a non-brokered private placement for gross proceeds of $56,751.

5. **Full Description of Material Change**

The Corporation completed a non-brokered private placement of 227,004 Units for gross proceeds of $56,751. Each Unit, priced at $0.25, consists of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to purchase an additional common share at $0.30 within twelve months of issuance, or $0.35 within twenty-four months. Six individuals, including two insiders, J. Bruce Carruthers II, President and Chief Executive Officer, and Eric A. Gavin, Chief Financial Officer, participated in this financing. Securities issued in connection with this financing will bear a resale restriction prohibiting sale or transfer of such securities before July 14, 2007.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

7. **Omitted Information**

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

March 20, 2007

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ANNOUNCES $1,250,000 FLOW-THROUGH PRIVATE PLACEMENT

SEC 12g 3-2(b) Exemption # 82-4931

March 14, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) ("**Q-Gold**" or the "**Corporation**") is pleased to announce that it has reached an agreement to complete a non-brokered flow-through private placement of up to $1,250,000 (the "**Offering**").

The Offering will consist of the issuance of up to 5,000,000 units (the "**Units**") in the capital of Q-Gold at a price of $0.25 per Unit. Each Unit consists of one common share issued on a "flow-through" basis (the "**Flow-Through Share**") and one-half of a common share purchase warrant (the "**Warrant**"). Each whole Warrant will entitle the holder to acquire one additional non-flow-through common share at an exercise price of $0.35 for a period of 24 months from issuance.

Mineralfields Group ("**MineralFields**"), a Toronto-based mining fund, has agreed to subscribe for a minimum of $600,000 of the Offering. This transaction is the second financing that Q-Gold is completing with MineralFields, having already completed one "flow-through" private placement at a price of $0.18 per Unit for aggregate proceeds, including this financing, totaling $1,500,000 since December 2006.

Pursuant to the Offering, the Corporation has agreed to pay Limited Market Dealer Inc. ("**LMDI**"), a cash finder's fee equivalent to 5% of the gross proceeds of the Offering and finder's fee warrants ("**Finder's Warrants**") equal to 10% of the number of Units purchased under the Offering. Each Finder's Warrant entitles LMDI to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrants will have the same terms as the Units under the Offering. The Corporation has also agreed to pay to LMDI a cash due diligence fee of 3% of the gross proceeds of the Offering.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange (the "**Exchange**"). It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

Closing of the Offering is subject to all regulatory approvals, including the Exchange.

Proceeds from the Offering will be used by Q-Gold for the dewatering and re-entry of the past producing (1898-1900) Foley Gold Mine to conduct underground exploration. The mine recorded gold production of over 5,000 ounces during this period. The Foley also contains 2.5 kilometres of drifts over seven levels to an 850' depth, developed during 1923-27. No production was effected during this latter period, which was ended by the Great Depression.

Q-Gold will also use a portion of the proceeds to drill a series of deep structural holes through the four principal large, gold-bearing quartz veins comprising the Foley Gold Mine Complex.

The Foley Mine is one of five historic gold mines owned or optioned by Q-Gold on its 32,780 acres of prospective gold claims, leases and patents in the historic Gold Camp of Mine Centre, Ontario. The Golden Star, the only other producing mine, recorded production of 10,000+ ounces of gold, also in 1898-1900.

The Company is also pleased to announce that it has received approval from the Exchange for a non-brokered private placement of 227,004 Units at $0.25 each for gross proceeds of $56,751. Each Unit consists of one common share and one-half common share purchase warrant. Each whole warrant expires 24 months from issuance and entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 thereafter.

All securities issued pursuant to this financing are subject to a four month hold period expiring on July 14, 2007. No fees or commissions in either cash or securities were paid in connection with this private placement.

About MineralFields:

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about MineralFields Group is available at www.mineralfields.com

Richard C. Beard, P.Eng, Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

82-4931

FORM 51-102F3 RECEIVED

MATERIAL CHANGE REPORT 2007 MAY 17 P 12:

1. Name and Address of Company

Q-Gold Resources Ltd.
c/o Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue Southwest
Calgary, Alberta T2P 4X7
Attn: Eugene Chen

2. Date of Material Change

April 18, 2007

3. News Release

April 19, 2007
Disseminated via CCN Matthews Canadian Mining Select Disclosure Network
(Press release is attached hereto as "Exhibit I")

4. Summary of Material Change

The Corporation Completed a non-brokered flow-through private placement financing for gross proceeds of $1,202,500 via the issuance of 4,810,000 common shares issued on a flow-through tax basis and 2,405,000 common share purchase warrants.

5. Full Description of Material Change

Pursuant to the $1,202,500 non-brokered flow-through private placement, the Corporation issued 4,810,000 units ("Units") at a price of $0.25 per Unit. Each Unit consisted of one "flow-through" common share of the Corporation (a "Flow-Through Share") and one-half of one common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation (a "Common Share") at a price of $0.35 for a period of 24 months from the date of issuance.

MineralFields Group ("MineralFields"), a Toronto-based mining fund, and its clients have subscribed for $902,500 of the Offering (3,610,000 Units). Pursuant to the subscription by MineralFields, Q-Gold has paid Limited Market Dealer Inc. ("LMDI") a cash finder's fee of $41,375 and granted LMDI 331,000 finder's fee warrants (the "Finder's Warrant"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units under the Offering, except that they consist of Common Shares rather than Flow-Through Shares. The Corporation also paid a cash due diligence fee of $27,075 to LMDI.

Furthermore, Q-Gold paid additional finder's fees of $24,000 in cash and granted 120,000 Warrants to other finders in the Offering.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange. It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

Proceeds from the Offering will be used by Q-Gold at Mine Centre, Ontario for the dewatering and re-entry of the past producing (1898-1900) Foley Gold Mine to conduct underground exploration and to drill a series of deep structural holes through the four principal large, gold-bearing quartz veins comprising the Foley Gold Mine Complex to confirm their presence at depth.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

Not Applicable

8. Executive Officer

Further information regarding this Material Change Report may be obtained by contacting Eric A. Gavin, Chief Financial Officer at (928) 779-0166.

9. Date of Report

April 20, 2007

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD COMPLETES $1,202,500 FLOW-THROUGH FINANCING

SEC 12g 3-2(b) Exemption # 82-4931

April 19, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) ("**Q-Gold**" or the "**Corporation**") is pleased to announce that it has completed a non-brokered flow-through private placement (as previously announced in its press release of March 14, 2007) for gross proceeds of $1,202,500 (the "**Offering**").

Pursuant to the Offering, the Corporation issued 4,810,000 units ("**Units**") at a price of $0.25 per Unit. Each Unit consisted of one "flow-through" common share of the Corporation (a "**Flow-Through Share**") and one-half of one common share purchase warrant (a "**Warrant**"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.35 for a period of 24 months from the date of issuance.

MineralFields Group ("**MineralFields**"), a Toronto-based mining fund, and its clients have subscribed for $902,500 of the Offering (3,610,000 Units). Pursuant to the subscription by MineralFields, Q-Gold has paid Limited Market Dealer Inc. ("**LMDI**") a cash finder's fee of $41,375 and granted LMDI 331,000 finder's fee warrants (the "**Finder's Warrant**"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units under the Offering, except that they consist of Common Shares rather than Flow-Through Shares. The Corporation also paid a cash due diligence fee of $27,075 to LMDI.

Furthermore, Q-Gold paid additional finder's fees of $24,000 in cash and granted 120,000 warrants to acquire Common Shares at an exercise price of $0.35 per share to other finders participating in the Offering. These warrants have a term of two years from issuance.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange. It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

Proceeds from the Offering will be used by Q-Gold at Mine Centre, Ontario for the dewatering and re-entry of the past producing (1898-1900) Foley Gold Mine to conduct underground exploration and to drill a series of deep structural holes through the four principal large, gold-bearing quartz veins comprising the Foley Gold Mine Complex to confirm their presence at depth.

The transaction is the second financing that Q-Gold has completed with MineralFields, having previously completed one "flow-through" private placement at a price of $0.18 per Unit for aggregate proceeds, including this financing, totaling $1,802,500 since December 2006.

About MineralFields:

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com

About the Corporation:

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive holdings at Mine Centre, Ontario of over 32,000 acres.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931

RECEIVED

2007 MAY 17 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD COMPLETES $1,202,500 FLOW-THROUGH FINANCING

SEC 12g 3-2(b) Exemption # 82-4931

April 19, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) ("**Q-Gold**" or the "**Corporation**") is pleased to announce that it has completed a non-brokered flow-through private placement (as previously announced in its press release of March 14, 2007) for gross proceeds of $1,202,500 (the "**Offering**").

Pursuant to the Offering, the Corporation issued 4,810,000 units ("**Units**") at a price of $0.25 per Unit. Each Unit consisted of one "flow-through" common share of the Corporation (a "**Flow-Through Share**") and one-half of one common share purchase warrant (a "**Warrant**"). Each full Warrant will entitle the holder to purchase one additional common share of the Corporation (a "**Common Share**") at a price of $0.35 for a period of 24 months from the date of issuance.

MineralFields Group ("**MineralFields**"), a Toronto-based mining fund, and its clients have subscribed for $902,500 of the Offering (3,610,000 Units). Pursuant to the subscription by MineralFields, Q-Gold has paid Limited Market Dealer Inc. ("**LMDI**") a cash finder's fee of $41,375 and granted LMDI 331,000 finder's fee warrants (the "**Finder's Warrant**"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units under the Offering, except that they consist of Common Shares rather than Flow-Through Shares. The Corporation also paid a cash due diligence fee of $27,075 to LMDI.

Furthermore, Q-Gold paid additional finder's fees of $24,000 in cash and granted 120,000 warrants to acquire Common Shares at an exercise price of $0.35 per share to other finders participating in the Offering. These warrants have a term of two years from issuance.

All securities issued in connection with the Offering will be subject to a four month restriction from resale as stipulated under applicable securities legislation and the TSX Venture Exchange. It is contemplated that the Flow-Through Shares will entitle the holders to a 100% CEE tax deduction as set forth under the *Income Tax Act* (Canada).

Proceeds from the Offering will be used by Q-Gold at Mine Centre, Ontario for the dewatering and re-entry of the past producing (1898-1900) Foley Gold Mine to conduct underground exploration and to drill a series of deep structural holes through the four principal large, gold-bearing quartz veins comprising the Foley Gold Mine Complex to confirm their presence at depth.

The transaction is the second financing that Q-Gold has completed with MineralFields, having previously completed one "flow-through" private placement at a price of $0.18 per Unit for aggregate proceeds, including this financing, totaling $1,802,500 since December 2006.

About MineralFields:
MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com

About the Corporation:
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive holdings at Mine Centre, Ontario of over 32,000 acres.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD ACQUIRES MINING CLAIMS IN RAINY RIVER GREENSTONE BELT

SEC 12g 3-2(b) Exemption # 82-4931

April 26, 2007

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) ("Q-Gold" or the "Corporation") announced today that it has staked a large block of sixty-five 40-acre mining claims totaling 2,600 acres in the Greenstone Belt of the Rainy River Mining District of Northwestern Ontario.

The claims, most of which are contiguous, are located in Morley Township about 4 miles southwest of Rainy River Resources Ltd.'s ("Rainy River's") Richardson Township gold discovery made in mafic meta-volcanic sediments of the Wabigoon subprovince. Rainy River has recently announced the discovery of a number of significant high-grade gold zones on their Richardson property, as well as a copper/ nickel zone.

President and CEO, Bruce Carruthers said, "We are extremely fortunate to have been able to acquire a sizable block of prospective acreage at Rainy River in the midst of Canada's hottest new gold province. This gives Q-Gold a 'second front' in the search for gold along the massive, deep-seated Quetico regional fault, to complement our ongoing gold exploration activities at Mine Centre".

Q-Gold's new property is located immediately to the south of the huge Quetico Fault, whereas Rainy River's discoveries are immediately to the north of the fault. The new property is comprised of underlying Archean (pre-Cambrian) rocks of the Wabigoon Subprovince containing both mafic and felsic volcanic sediments and felsic intrusives. These bedrocks contain a number of exceptionally strong airborne conductive anomalies recorded from previous surveys and will be the subject of further investigation by Q-Gold.

The Archean rocks are overlain by Quaternary sediments deposited by recent glaciation. Published information by the Ontario Geologic Survey (OGS) from previous mapping and rotosonic drilling (OGS Map P. 3140, "Gold Grains in Rotosonic Drill Core and Surface Samples", 1987-88, Bajc, A.F., Author) and later extensive reverse circulation drilling by Nuinsco Resources Ltd. in the glacial till on the property revealed high gold grain counts similar to those encountered by Rainy River to the northeast. These "gold-in-till" anomalies eventually led to Rainy River's underlying gold zone discoveries.

The Q-Gold property also contains a significant gold-in-till anomaly determined by the OGS (Geologic Series – OGS Map P. 3110, 1987, Johns, G.W., Author) that is in proximity to underlying bedrock parallel shear structures determined by previous magnetic surveys. These bedrock structures will be further investigated to determine if they are potential gold targets as part of Q-Gold's fully-funded 2007 Exploration Program.

At Mine Centre, Ontario, on the Corporation's 32,000+ acres of gold claims and leases, drilling is currently in progress in wide zones of disseminated mineralization. This mineralization is associated with strong induced polarization (IP) targets along the Finger Lake Fault complex at Bad Vermilion Lake. A series of deep "structural" holes is also being drilled in the historic Foley Gold Mine Complex to establish the presence of known gold-bearing veins in the Complex at depth. The Corporation is awaiting the results from a large number of samples that have been sent out for assays to several assay labs.

A number of high-priority targets revealed from airborne and ground geophysical surveys remain at Mine Center to be drilled over the summer.

Lawrence M. Buss, P.Geo., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

About the Corporation:
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive holdings at Mine Centre, Ontario of over 32,000 acres and 2,600 acres recently acquired in the Rainy River, Ontario greenstone belt.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

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